Exhibit (a)(1)(I)

Communications Department	3111 W. Allegheny Ave.
535 Marriott Drive	Philadelphia, PA 19132
Nashville, TN 37214-2373	Contact: Brian Zuckerman
Phone : 877-201-2373	Phone: 215-430-9169
Fax : 615-937-1414
Contact: Bridgestone Media Center
877-201-2373

For Immediate Release

Bridgestone and Pep Boys Agree on Amended Terms to Merger Agreement

NASHVILLE, Tenn. and PHILADELPHIA (December 11, 2015) — Bridgestone Americas, Inc. (Bridgestone) and The Pep Boys — Manny, Moe & Jack (Pep Boys; NYSE: PBY) today announced that Pep Boys and Bridgestone Retail Operations, LLC (BSRO), a wholly owned subsidiary of Bridgestone, have amended their Agreement and Plan of Merger dated October 26, 2015. Pursuant to the amendment, BSRO increased the offer price to acquire all the outstanding shares of common stock of Pep Boys from $15.00 per share to $15.50 per share in cash, or approximately $863 million in aggregate equity value. The revised offer price of $15.50 per share provides approximately $28 million in additional cash consideration to Pep Boys shareholders.

The Pep Boys board of directors continues to unanimously recommend that Pep Boys shareholders accept BSRO’s offer and tender their shares pursuant to that offer.  Pep Boys also announced that its board of directors no longer deems the proposal received on December 8, 2015 from Icahn Enterprises L.P. to acquire Pep Boys for $15.50 per share in cash to be a “Superior Proposal” as defined in the Agreement and Plan of Merger.

The offer documents and Pep Boy’s solicitation/recommendation statement on Schedule 14D-9 will be amended to reflect the amended terms. The tender offer will expire at 5:00 pm, New York City time, on Monday, January 4, 2016, unless extended.

“The joining of Bridgestone and Pep Boys combines the expertise of nearly 200 years and a proud heritage in the American automotive aftermarket industry,” said T.J. Higgins, President, Consumer U.S. and Canada, Bridgestone Americas Tire Operations. “Both of our companies take immense pride in the skill of our employees, those in the bays and behind the counters of our stores. Bringing that technical talent together with our shared dedication to customer service will create a better, not just bigger, tire and automotive service retailer, and one that is positioned to best meet consumer needs.”

BSRO’s nationwide network of 2,200 tire and automotive service centers operate under the Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works brand banners.  Along with these company-owned stores and Bridgestone’s more than 5,000 long-standing dealers and distributors in the United States, the Pep Boys’ network represents an immediate expansion for BSRO, and accelerates the global growth strategy of Bridgestone Corporation. The world’s largest tire and rubber company, Bridgestone Corporation, is the parent of Bridgestone Americas.

D.F. King & Co., Inc. is acting as information agent for Bridgestone in the tender offer. American Stock Transfer & Trust Company, LLC is acting as depositary and paying agent in the tender offer. J.P. Morgan Securities LLC is acting as dealer manager in the tender offer. Requests for documents and questions regarding the tender offer may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 or (866) 620-2536, or by email at pby@dfking.com. J.P. Morgan Securities LLC may be contacted by telephone at (877) 371-5947 or (212) 622-4401.

J.P. Morgan Securities LLC is acting as the exclusive financial advisor to Bridgestone. Jones Day is acting as legal advisor to Bridgestone. Rothschild is acting as the exclusive financial advisor to Pep Boys. Morgan, Lewis & Bockius LLP is acting as legal advisor to Pep Boys.

About Bridgestone Corporation

Bridgestone Corporation, headquartered in Tokyo, is the world’s largest tire and rubber company. In addition to tires for use in a wide variety of applications, it also manufactures a broad range of diversified products, which include industrial rubber and chemical products and sporting goods. Its products are sold in over 150 nations and territories around the world.

About Bridgestone Americas, Inc.:

Nashville, Tennessee-based Bridgestone Americas, Inc. (BSAM) is the U.S. subsidiary of Bridgestone Corporation, the world’s largest tire and rubber company. BSAM and its subsidiaries develop, manufacture and market a wide range of Bridgestone, Firestone and associate brand tires to address the needs of a broad range of customers, including consumers, automotive and commercial vehicle original equipment manufacturers, and those in the agricultural, forestry and mining industries. The companies are also engaged in retreading operations throughout the Western Hemisphere and produce air springs, roofing materials, and industrial fibers and textiles. The BSAM family of companies also operates the world’s largest chain of automotive tire and service centers. Guided by its One Team, One Planet message, the company is dedicated to achieving a positive environmental impact in all of the communities it calls home.

About Bridgestone Retail Operations, LLC:

Bridgestone Retail Operations, LLC (BSRO) is headquartered in Bloomingdale, Ill., and owns and operates more than 2,200 tire and automotive service centers across the United States — including Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works store locations. Credit First National Association and Firestone Complete Fleet Care operations are also part of BSRO. BSRO is a member of the Bridgestone Americas family of companies.

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About Pep Boys

Since 1921, Pep Boys has been the nation’s leading automotive aftermarket chain. With over 7,500 service bays in over 800 locations in 35 states and Puerto Rico, Pep Boys offers name-brand tires; automotive maintenance and repair; parts and expert advice for the Do-It-Yourselfer; commercial auto parts delivery; and fleet maintenance and repair. Customers can find the nearest location by calling 1-800-PEP BOYS (1-800-737-2697) or by visiting www.PepBoys.com.

Forward-Looking Statements:

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “will,” “believe,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only to expectations and beliefs concerning future events, approvals and transactions held as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated timing of filings and approvals relating to the merger; statements regarding the expected timing of the completion of the tender offer or the merger; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations and assumptions that involve a number of known and unknown risks, uncertainties and other factors generally beyond the control of management which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be satisfied or waived, the ability to achieve anticipated benefits and the general risk associated with the respective businesses and operating results of BSRO and Pep Boys. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov. The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this document if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by law.

Additional Information:

This document is neither an offer to purchase nor a solicitation of an offer to sell securities. BSRO has filed a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement as they contain important information. Pep Boys shareholders may obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.